UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number of issuing entity: 333-192577-02	Commission File Number of issuing entity: 333-192577-01
Central Index Key Number of issuing entity: 0001592145	Central Index Key Number of issuing entity: 0001592143

CABELA’S CREDIT CARD MASTER NOTE TRUST	CABELA’S MASTER CREDIT CARD TRUST
(Exact name of issuing entity as specified in its charter)	(Exact name of issuing entity as specified in its charter)
(Issuing entity in respect of the Notes)	(Issuing entity in respect of the Series 2004-1 Certificate)

Commission File Number of depositor: 333-192577

Central Index Key Number of depositor: 0001540723

WFB FUNDING, LLC

(Exact name of depositor as specified in its charter)

Delaware	New York
(State or other jurisdiction of incorporation organization of the issuing entity)	(State or other jurisdiction of incorporation or organization of the issuing entity)

c/o WFB Funding, LLC	c/o WFB Funding, LLC
4800 NW 1st Street	4800 NW 1st Street
Lincoln, Nebraska 68521	Lincoln, Nebraska 68521
Attn: 73001-0150	Attn: 73001-0150
(Address of principal executive offices of the issuing entity)	(Address of principal executive offices of the issuing entity)

(804) 284-2500	(804) 284-2500
(Telephone number, including area code)	(Telephone number, including area code)

Class A Floating Rate Asset-Backed Notes, Series 2014-I

Class A Floating Rate Asset-Backed Notes, Series 2014-II

Class A-1 Fixed Rate Asset-Backed Notes, Series 2015-I

Class A-2 Floating Rate Asset-Backed Notes, Series 2015-I

Class A-1 Fixed Rate Asset-Backed Notes, Series 2015-II

Class A-2 Floating Rate Asset-Backed Notes, Series 2015-II

Class A-1 Fixed Rate Asset-Backed Notes, Series 2016-I

Class A-2 Floating Rate Asset-Backed Notes, Series 2016-I

Series 2004-1 Certificate

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☒

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, WFB Funding, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

WFB FUNDING, LLC, as Depositor to Cabela’s Credit Card Master Note Trust and Cabela’s Master Credit Card Trust

Dated: July 24, 2020	By:	WFB Funding Corporation, its Managing Member

	By:	/s/ Franco Harris
	Name:	Franco Harris
	Title:	Treasurer